UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Early Results and Settlement of Cash Tender Offers by Embraer Netherlands Finance B.V.

São Paulo, September 23, 2020 – Embraer S.A. (“Embraer”) (NYSE: ERJ) informs the early results of previously announced cash tender offers (each offer, a “Tender Offer” and, collectively, the “Tender Offers”) by its indirect subsidiary, Embraer Netherlands Finance B.V. (“Embraer Finance”), for up to US$250,000,000 (the “Maximum Tender Amount”) in aggregate principal amount of outstanding (1) 5.150% notes due 2022 (the “2022 Notes”) issued by Yaborã Indústria Aeronáutica S.A. (“Yaborã”) and guaranteed by Embraer and (2) 5.696% notes due 2023 (the “2023 Notes” and, together with the 2022 Notes, the “Notes”) issued by Embraer Overseas Limited and guaranteed by Yaborã and Embraer.

The Tender Offers are being made on the terms and are subject to the conditions set forth in the offer to purchase dated September 8, 2020 (the “Offer to Purchase”). Embraer informs that the financing condition for the Tender Offers was satisfied and settlement for the Notes tendered prior to 5:00 p.m., New York City time, on September 21, 2020 (the “Early Tender Date”), and accepted for purchase, occurred on September 23, 2020.

The following table sets forth certain information regarding each series of the Notes and the Tender Offers, including the aggregate principal amount of the Notes validly tendered (and not validly withdrawn) as of the Early Tender Date, according to D.F. King & Co., Inc., the tender agent and information agent for the Tender Offers (the “Tender Agent and Information Agent”):

Title of Security	CUSIP/ISIN	Acceptance Priority Level	Aggregate Principal Amount Tendered	Aggregate Principal Amount Accepted for Purchase	Aggregate Principal Amount Outstanding Remaining
5.150% notes due 2022	29082AAA5 / US29082AAA51	1	US$167,711,000	US$167,711,000	US$332,289,000
5.696% notes due 2023	Rule 144A: 29081YAD8 / US29081YAD85; Regulation S: G30376AB6 / USG30376AB69	2	US$138,810,000	US$82,289,000*	US$458,229,000

*	Prorated as described in the Offer to Purchase.

Withdrawal rights with respect to each of the Tender Offers expired at the Early Tender Date.

As the aggregate principal amount of the Notes validly tendered (and not validly withdrawn) as of the Early Tender Date exceeded the Maximum Tender Amount, the 2023 Notes that were accepted for purchase by Embraer Finance were prorated so as to accept the maximum principal amount of the 2023 Notes that did not result in the Maximum Tender Amount being exceeded. The Tender Offers will expire at 11:59 p.m., New York City time, on October 5, 2020, unless extended by Embraer Finance. Since the aggregate principal amount of the Notes validly tendered (and not validly withdrawn) as of the Early Tender Date exceeded the Maximum Tender Amount, Embraer Finance will not accept for purchase any Notes tendered after the Early Tender Date.

Embraer Finance reserves the absolute right to amend or terminate either or both Tender Offers in its sole discretion, subject to disclosure and other requirements under applicable law.

Embraer Finance has engaged BB Securities Limited, Banco Bradesco BBI S.A., Morgan Stanley & Co. LLC, Natixis Securities Americas LLC and Santander Investment Securities Inc. to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offers. Questions regarding the terms of the Tender Offers may be directed to BB Securities Limited at +44 (207) 367 5800, Banco Bradesco BBI S.A. at +1 (646) 432-6642, Morgan Stanley & Co. LLC at +1 (800) 624-1808 (toll free) or +1 (212) 761-1057 (collect), Natixis Securities Americas LLC at +1 (212) 891-6100 and Santander Investment Securities Inc. at +1 (855) 404-3636 (toll free) or +1 (212) 940-1442 (collect).

Disclaimer

None of Embraer Finance, Yaborã, Embraer, the Dealer Managers, the Tender Agent and Information Agent, the trustee for the 2022 Notes or the trustee for the 2023 Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any Notes in response to the Tender Offers or expressing any opinion as to whether the terms of the Tender Offers are fair to any holder. Holders of the Notes must make their own decision as to whether to tender any of their Notes and, if so, the principal amount of Notes to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to each Tender Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Each Tender Offer is being made solely by means of the Offer to Purchase. The Tender Offers are not being made to holders of the Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of Embraer Finance by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Tender Offers. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

Embraer S.A.

Antonio Carlos Garcia

Head of Investor Relations

+55 (11) 3040-6874

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations